ImmunoPrecise Advances AI Discovered and Developed Universal Dengue Vaccine Initiative: Moves into Preclinical Antibody Generation

Manufacturing of validated dengue epitope underway; proprietary immunization studies in rabbit model to assess monoclonal antibody (mAb) responses.

AUSTIN, TEXAS – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a biotherapeutics company delivering advanced solutions in biologics and drug discovery today announced the next milestone in its universal dengue vaccine program. Building on its June announcements confirming the discovery and validation of a uniquely conserved dengue epitope using its LENSai™ platform powered by patented HYFT® technology, the Company has updated that they are now advancing to pre-clinical manufacturing for in vivo (in animal) testing and virus neutralization analysis.

The manufactured product will be used in proprietary immunization protocols at IPA’s Canadian facility. These studies, conducted in a rabbit model, are designed to evaluate whether the vaccine candidate elicits robust monoclonal antibody (mAb) responses—a crucial step toward translational development.

“This is the natural next step in our journey from AI discovery to real-world validation,” said Dr. Jennifer Bath, CEO of ImmunoPrecise. “We’ve shown that HYFT technology can identify vaccine targets that others miss — unique targets that are conserved, specific, and immunologically relevant. Now we’re now moving into manufacturing and live immunization studies, where the question becomes: can this target elicit a powerful and protective antibody response? This is where discovery turns into translational reality, with dengue as the first example of what our platform can achieve across infectious diseases.”

The science behind the step:

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AI Discovery → Manufacturing: HYFT-guided analysis revealed a discontiguous dengue epitope conserved across all four virus serotypes.
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Validated Safety & Immunogenicity: In silico screens confirmed immune activation potential (B- and T-cell responses), structural stability, and comprehensive safety against host proteomes.
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Now Entering Immunization Studies: The product is being synthesized and will be used in rabbit models to assess whether it elicits specific monoclonal antibodies — an essential proof point for vaccine development.

A platform approach, not just a vaccine:

This progression highlights IPA’s end-to-end advantage: combining AI-native discovery with in-house wet-lab validation. With regulators like the U.S. FDA encouraging predictive, human-relevant approaches that reduce reliance on animal testing, ImmunoPrecise’s in silico-to-in vivo workflow represents a forward-looking model for next-generation vaccine R&D.

By applying the same methodology across pathogens, IPA is positioning its LENSai/HYFT platform as a versatile discovery engine — not only for dengue, but also for other infectious diseases and immuno-oncology targets.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is a biotherapeutics company focused on the discovery and development of next-generation biologics. The Company combines scientific expertise with proprietary technologies—such as its LENSai™ platform—to accelerate drug discovery and improve decision-making across complex biological systems. IPA supports global partners in advancing novel therapeutics, diagnostics, and translational research.
For more information, visit www.ipatherapeutics.com.

Investor Contact
Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These include, but are not limited to, statements regarding the Company’s advancement of its universal dengue vaccine initiative, the anticipated benefits of its proprietary HYFT® and LENSai™ platforms, the potential for its vaccine candidate to generate protective monoclonal antibody responses, and the broader applicability of its AI-native discovery platforms to infectious diseases and immuno-oncology.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and Company performance. Actual results could differ materially from those expressed or implied due to factors beyond the Company’s control, including: risks inherent in preclinical studies and vaccine development; uncertainties in manufacturing, immunization, and virus neutralization testing; execution risks related to AI-driven discovery and translational validation; the pace and accuracy of scientific and technological innovation; competitive dynamics in biologics and vaccine R&D; customer and partner adoption rates; and shifts in economic, market, or regulatory conditions.

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